SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated March 31, 2008
Commission File Number 1-14846
AngloGold Ashanti Limited
(Translation of registrant’s name into English)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):
Yes         No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):
Yes         No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes         No X

Enclosure: Press release
ANGLOGOLD ASHANTI – NOTICE OF ANNUAL GENERAL MEETING
OF SHAREHOLDERS TO BE HELD ON MAY 6, 2007 COMPLETE WITH
FORM OF PROXY

Tuesday, 6 May 2008, 11:00 (South African time)
The Auditorium, 76 Jeppe Street, Newtown,
Johannesburg, South Africa
Notice of
Annual
General
Meeting
07

Annual Financial Statements 2007
Notice of annual general meeting
If you are in any doubt about what action you should take,
consult your broker, Central Securities Depositary
Participant (CSDP), banker, financial adviser, accountant
or other professional adviser immediately.
If you have disposed of all your shares in AngloGold
Ashanti, please forward this document together with the
enclosed form of proxy to the purchaser of such shares or
the broker, banker or other agent through whom you
disposed of such shares.
Registered and corporate office
76 Jeppe Street, Newtown, Johannesburg, 2001
(PO Box 62117 Marshalltown, 2107) South Africa
Included in this document are the following:
The notice of meeting setting out the resolutions to be
proposed, together with explanatory notes. There are
also guidance notes if you wish to attend the meeting
(for which purpose an AGM location map is included)
or to vote by proxy.
Proxy form for completion, signature and submission
to the share registrars by shareholders holding
AngloGold Ashanti ordinary shares in certificated
form or recorded in sub-registered electronic form in
“own name”.
CDI voting instruction form for completion, signature
and submission by Australian holders of Chess
Depositary Interests (CDIs).
Shareholders on the South African register who have
dematerialised through STRATE their AngloGold Ashanti
ordinary shares, other than those whose shareholding is
recorded in their “own name” in the sub-register
maintained by their CSDP and who wish to attend the
meeting in person, will need to request their CSDP or
broker to provide them with the necessary authority in
terms of the custody agreement entered into between the
dematerialised shareholder and the CSDP or broker.
AngloGold Ashanti Limited
(Incorporated in the Republic of
South Africa)
Registration number 1944/017354/06
ISIN: ZAE000043485
JSE Share code: ANG
(“AngloGold Ashanti” or “the company”)
This document is important and requires your immediate attention

Notice is hereby given that the 64th annual general
meeting of shareholders of AngloGold Ashanti Limited will
be held in The Auditorium, 76 Jeppe Street, Newtown,
Johannesburg, South Africa, on Tuesday, 6 May 2008, at
11:00, to consider and, if deemed fit, pass, with or without modification, the following ordinary and special resolutions in the manner required by the Companies Act 61 of 1973,
as amended and subject to the JSE Limited Listings
Requirements and other stock exchanges on which the
company's ordinary shares are listed.
Ordinary business
1.
Ordinary resolution number 1
Adoption of financial statements
“Resolved as an ordinary resolution that the
consolidated audited annual financial statements of
the company and its subsidiaries, together with the
auditors' and directors' reports for the year ended
31 December 2007, be received and adopted.”
The reason for proposing ordinary resolution number
1 is to receive and adopt the consolidated annual
financial statements of the company and its
subsidiaries for the 2007 financial year as contained in
the annual report.
2.
Ordinary resolution number 2
Re-election of Dr TJ Motlatsi as a director
“Resolved as an ordinary resolution that
Dr TJ Motlatsi, who retires in terms of the Articles of
Association and who is eligible and available for re-
election, is hereby re-elected as a director of the
company.”
The reason for proposing ordinary resolution number
2 is because Dr TJ Motlatsi retires as a director of the
company by rotation at the annual general meeting
and, being eligible, offers himself for re-election.
James Motlatsi was appointed to the board in April
1998 and as deputy chairman in May 2002. He is an
independent non-executive director of the company.
He has been associated with the South African mining
industry since 1970 and is a past president of the
National Union of Mineworkers. He is executive
chairman of TEBA Limited.
3.
Ordinary resolution number 3
Re-election of Mr WA Nairn as a director
“Resolved as an ordinary resolution that Mr WA Nairn,
who retires in terms of the Articles of Association and
who is eligible and available for re-election, is hereby
re-elected as a director of the company.”
The reason for proposing ordinary resolution number
3 is because Mr WA Niarn, retires as a director of the
company by rotation at the annual general meeting
and, being eligible, offers himself for re-election.
Bill Nairn has been a member of the board since
January 2000. He was re-appointed to the board in
May 2001, having previously been alternate to Tony
Trahar and is a non-independent non-executive
director of the company. He was group technical
director of Anglo American plc, prior to his retirement
in 2004.
4.
Ordinary resolution number 4
Re-election of Mr SM Pityana as a director
“Resolved as an ordinary resolution that
Mr SM Pityana, who retires in terms of the Articles of
Association and who is eligible and available for re-
election, is hereby re-elected as a director of the
company.”
The reason for proposing ordinary resolution number
4 is because Mr SM Pityana, retires as a director of
the company by rotation at the annual general
meeting and, being eligible, offers himself for re-
election.
Sipho Pityana was appointed to the board with effect
from 13 February 2007 and is an independent non-
executive director of the company. He is the executive
chairman of Izingwe Holdings (Proprietary) Limited
and has occupied strategic roles in both the public
and private sectors, including the positions of director
general of the national departments of Labour and
Foreign Affairs in South Africa. He was formerly a
senior executive of Nedbank and is currently a non-
executive director of several companies.

5.
Ordinary resolution number 5
Election of Mr M Cutifani as a director
“Resolved as an ordinary resolution that
Mr M Cutifani, who retires in terms of Article 92 of the
Articles of Association and who is eligible and
available for election, is hereby elected as a director of
the company.”
The reason for proposing ordinary resolution number
5 is because Mr M Cutifani, having been appointed a
director since the previous annual general meeting,
holds office only until this annual general meeting.
Mark Cutifani, BE (Min. Eng), was appointed to the
board on 17 September 2007. He was appointed Chief
Executive Officer following the retirement of Bobby
Godsell effective 1 October 2007. Prior to joining
AngloGold Ashanti, Mark was the Chief Operating
Officer of CVRD Inco in Canada where he was
responsible for CVRD Inco's global nickel business. He
has been involved in the mining industry since 1976,
with considerable experience in gold mining.
6.
Ordinary resolution number 6
General authority to directors to allot and issue
ordinary shares
“Resolved as an ordinary resolution that, subject to
the provisions of the Companies Act 61 of 1973, as
amended and the JSE Limited Listings Requirements
from time to time, the directors of the company are
hereby, as a general authority and approval,
authorised to allot and issue, for such purposes and
on such terms as they may, in their discretion,
determine, ordinary shares of 25 cents each (“shares”)
in the authorised but unissued share capital of the
company up to a maximum of 5% of the number of
shares in issue from time to time.”
The reason for proposing ordinary resolution number
6 is to seek a general authority and approval for the
directors of the company to allot and issue shares up
to a maximum of 5% of the ordinary shares of the
company in issue from time to time in order to enable
the company to take advantage of business
opportunities which might arise in the future.
7.
Ordinary resolution number 7
Authority to directors to issue ordinary shares for
cash
“Resolved as an ordinary resolution that, the directors
of the company are hereby authorised, in accordance
with the JSE Limited Listings Requirements to allot
and issue for cash, on such terms and conditions as
they may deem fit, all or any of the ordinary shares of
25 cents each (“shares”) in the authorised but
unissued share capital of the company which they
shall have been authorised to allot and issue in terms
of ordinary resolution No. 6, subject to the following
conditions:
(a)
this authority shall only be valid until the next
annual general meeting of the company but shall
not extend beyond 15 months;
(b)
a paid press announcement giving full details,
including the impact on net asset value and
earnings per share of the company, shall be
published after any issue representing, on a
cumulative basis within one financial year, 5% of
the number of shares in issue prior to the issue
concerned;
(c)
in determining the price at which an issue of
shares for cash will be made in terms of this
authority, the maximum discount permitted shall
be 10% of the weighted average traded price of
the shares on the JSE Limited (adjusted for any
dividend declared but not yet paid or for any
capitalisation award made to shareholders), over
the 30 business days prior to the date that the
price of the issue is determined or agreed by the
directors of the company; and
(d)
any issues of shares under this authority shall be
made only to a public shareholder as defined in
the JSE Limited Listings Requirements”
The reason for proposing ordinary resolution number
7 is that the directors of the company consider it
advantageous to have the authority to issue shares for
cash in order to enable the company to take
advantage of any business opportunity which might
arise in the future.
Notice of annual general meeting (continued)

Annual Financial Statements 2007

In terms of the JSE Limited Listings Requirements a
75% majority of the votes cast by shareholders
present in person or represented by proxy at the
annual general meeting is required for the approval of
this ordinary resolution.
Special business
8.
Ordinary resolution number 8
Specific authority for directors to allot and issue
ordinary shares in terms of the Golden Cycle
Transaction
“Resolved as an ordinary resolution that the directors
of the company are hereby, as a specific authority and
approval, authorised to allot and issue up to
3,100,000 ordinary shares of 25 cents each in the
authorised but unissued share capital of the company
for the purposes of discharging the obligations of the
company and its wholly-owned subsidiary, AngloGold
Ashanti USA Incorporated (“AGA USA”) to issue
AngloGold Ashanti American Depository shares in
terms of the merger agreement dated 11 January
2008 amongst the company, AGA USA, GCGC LLC,
a wholly-owned subsidiary of AGA USA and Golden
Cycle Gold Corporation.”
It was announced on 14 January 2008 that the
company had concluded an agreement in terms of
which it would, through its wholly-owned subsidiary,
AngloGold Ashanti USA Incorporated (“AGA USA”),
acquire all those shares in Golden Cycle Gold
Corporation of Colorado in the United States of
America (“Golden Cycle”) not owned directly or
indirectly by it. Consequent thereon, the operations of
Golden Cycle would become indirectly wholly owned
by the company through AGA USA. In consideration,
Golden Cycle shareholders will receive 0.29 of an
AngloGold Ashanti American Depository share for
each share of Golden Cycle common stock held by
such shareholders. Holders of more than 44% of
Golden Cycle common stock have undertaken in
writing to support the proposed merger.
Accordingly, resolution number 8 is being proposed to
authorise the directors of the company, as a specific
authority and instruction to allot and issue not more
than 3,100,000 ordinary shares of 25 cents each in
the authorised but unissued share capital of the
company in discharge of the company's obligations in
respect of the consideration due to holders of Golden
Cycle common stock in terms of the agreement
referred to in ordinary resolution number 8.
9.
Ordinary resolution number 9
General authority to directors to issue convertible
bonds
“Resolved as an ordinary resolution that, subject to
the provisions of the Companies Act 61 of 1973, as
amended and the JSE Limited Listings Requirements
from time to time, the directors of the company are
hereby, as a general authority and approval,
authorised to allot and issue, upon such terms and
conditions as the directors in their discretion may
determine, convertible bonds which may be
converted into a maximum of 15,384,615 ordinary
shares of 25 cents each in the issued share capital of
the company.”
In February 2004, AngloGold Holdings plc, a wholly-
owned subsidiary of the company, issued
US$1,000,000,000 2.35% guaranteed convertible
bonds due 2009 (“the existing bonds”) which are
convertible into AngloGold Ashanti American
Depository shares and which are unconditionally and
irrevocably guaranteed by the company.
As the price at which the existing bonds will be
convertible into the company's ordinary shares, being
US$65 per share, currently exceeds the market price
of the company's shares on the New York Stock
Exchange, it is likely that the existing bonds will not be
converted into shares but will be cash settled. In such
circumstances, the specific authority granted to the
directors of the company in 2004 to allot and issue up
to 15,384,615 ordinary shares of 25 cents each in the
capital of the company will no longer be required and
the authority will therefore lapse.
The directors are seeking authority in terms of
ordinary resolution number 9, from shareholders to

Annual Financial Statements 2007
Notice of annual general meeting (continued)
undertake a new issue of convertible bonds in order
to enable the company to primarily refinance the
existing bonds on the basis that such convertible
bonds, when issued, will be convertible into not more
than 15,384,615 ordinary shares, i.e. the same
maximum number of ordinary shares into which the
existing bonds are convertible.
Once the terms and conditions of the proposed issue
of convertible bonds have been finalised,
shareholders will be requested to consider granting a
specific authority and approval to the directors
authorising them to issue a maximum of 15,384,615
ordinary shares pursuant to the conversion rights
which will attach to such convertible bonds.
10. Ordinary resolution number 10
Amendment to the AngloGold Ashanti Bonus
Share Plan 2005
“Resolved as an ordinary resolution that, subject to
the terms of the JSE Limited Listings Requirements
from time to time, the AngloGold Ashanti Bonus
Share Plan 2005, be amended, with effect from
1 January 2008, as follows:
1.
the terms as approved by shareholders at the
annual general meeting of shareholders held on
29 April 2005 be amended by the raising of
levels of the maximum performance bonus
payable and the maximum levels of bonus share
awards from the current total opportunity
(including bonus shares awarded) from:
%
CEO
120
President
110
Executive directors
100
Executive management
80
Other management
30-60
to:
%
CEO
160
Executive directors
140
Executive management
120
Other management
70-100
2.
the rules are amended by the:
2.1   insertion of the words “for all Bonus Share
Awards granted to and including 31 December
2007” at the end of the paragraph detailing
“vesting date”;
2.2   insertion of a new paragraph under “vesting
date” to read
“2.2.1
Forty percent (40%) of Bonus Share
Awards granted from 1 January 2008
will vest on the first anniversary of the
Date of Grant or such other later or
earlier date as is determined by the
Grantor at the Date of Grant; and
2.2.2
Sixty percent (60%) of Bonus Share
Awards granted from 1 January 2008
will vest on the second anniversary of
the Date of Grant or such other later or
earlier date as is determined by the
Grantor at the Date of Grant, or
2.2.3
In the event that the Eligible Employee
to whom the Bonus Share Award was
made has not exercised his right in
terms of (2.1) and (2.2) above, and in
the event that he only exercises his
rights on the third anniversary of the
Date of Grant, then the Grantor will
Award to the Eligible Employee, an
additional twenty percent (20%) of
Bonus Share Awards at such date.”
The reason for proposing ordinary resolution number
10 is to allow the company the flexibility to attract and
retain skilled professionals and managers.
The global scramble for skills in the resources sector
has had the effect of greatly increasing levels of
remuneration for skilled professionals and managers.
Whilst the company has been relatively successful in
retaining many of its skilled professionals and
managers, its competitive position in respect of
remuneration has been significantly eroded. This is
especially true of the awarding of shares and the

magnitude of bonuses paid, which compare
unfavourably both within South Africa and globally.
11. Special resolution number 1
Amendments to the company's Articles of
Association
“Resolved as a special resolution that, the Articles of
Association of the company be and are amended as
follows:
1. by the deletion in Article 86 of the words “then the
number nearest to but not less than one-third shall
retire from office” in the first sentence and the
substitution therefor of the words “then the number
who shall retire from office shall be rounded down to
the nearest whole number which is a multiple of three”;
2. by the insertion in Article 86 of the words “, unless
otherwise determined by the Board,” after the words
“every annual general meeting” and before the words
“shall be those who have been longest in office”, in
the fourth line; and
3. by the deletion in Article 102 of the words “a contract for a term of years” where they appear in parenthesis in the
third and fourth lines and the substitution therefor of the
words “a written contract of employment”.
The reason for and effect of special resolution
number 1, if passed and becoming effective, is to
amend the company's Articles of Association relating
to the retirement of directors to remove ambiguities in
the provisions relating to the determination of those
directors who are to retire by rotation.
12. Special resolution number 2
Acquisition of company's own shares
“Resolved as a special resolution that the acquisition in
terms of Section 85 of the Companies Act 61 of 1973, as
amended, (the Companies Act) and the JSE Limited
Listings Requirements, by the company of ordinary shares
issued by the company, and the acquisition in terms of
Section 89 of the Companies Act and the JSE Limited
Listings Requirements by any of the company's
subsidiaries, from time to time, of ordinary shares issued
by the company, is hereby approved as a general
approval, provided that:
any such acquisition of shares shall be
implemented through the order book operated
by the JSE Limited trading system and done
without any prior understanding or arrangement
between the company and the counter party;
and/or on the open market of any other stock
exchange on which the shares are listed or may
be listed and on which the company may,
subject to the approval of the JSE Limited and
any other stock exchange as necessary, wish to
effect such acquisition of shares;
this approval shall be valid only until the next
annual general meeting of the company, or for
15 months from the date of this resolution,
whichever period is shorter;
an announcement containing details of such
acquisitions will be published as soon as the
company, or the subsidiaries collectively, shall
have acquired ordinary shares issued by the
company constituting, on a cumulative basis,
not less than 3% of the number of ordinary
shares in the company in issue as at the date of
this approval; and an announcement containing
details of such acquisitions will be published in
respect of each subsequent acquisition by either
the company, or by the subsidiaries collectively,
as the case may be, of ordinary shares issued by
the company, constituting, on a cumulative
basis, not less than 3% of the number of
ordinary shares in the company in issue as at the
date of this approval;
the company, and its subsidiaries collectively,
shall not in any financial year be entitled to
acquire ordinary shares issued by the company
constituting, on a cumulative basis, more than
20% of the number of ordinary shares in the
company in issue as at the date of this approval;
shares issued by the company may not be
acquired at a price greater than 10% above the
weighted average market price of the

Annual Financial Statements 2007
Notice of annual general meeting (continued)
company's shares for the five business days
immediately preceding the date of the
acquisition.”
The reason for this special resolution is to grant the
directors of the company a general authority for the
acquisition of the company's ordinary shares by the
company, or by a subsidiary or subsidiaries of the
company.
The effect of this special resolution, if passed and
becoming effective, will be to authorise the directors of the company to procure that the company or any of its
subsidiaries may purchase ordinary shares issued by the
company on the JSE Limited or any other stock exchange
on which the company's shares are or may be listed.
The directors, after considering the effect of repurchases,
up to the maximum limit, of the company's issued ordinary
shares, are of the opinion that if such repurchases were
implemented:
the company and the group would be able in the
ordinary course of business to pay its debts for
a period of 12 months after the date of the notice
issued in respect of the annual general meeting;
the assets of the company and the group would
be in excess of the liabilities of the company and
the group for a period of 12 months after the
date of the notice issued in respect of the annual
general meeting. For this purpose, the assets
and liabilities would be recognised and
measured in accordance with the accounting
policies used in the latest audited group annual
financial statements;
the ordinary capital and reserves of the company
and the group would be adequate for a period of
12 months after the date of the notice issued in
respect of the annual general meeting; and
the working capital of the company and the
group would be adequate for a period of
12 months after the date of the notice issued in
respect of the annual general meeting.
At the present time the directors have no specific intention with regard to the utilisation of this authority which will only be used if the circumstances are appropriate.
The company will ensure that its sponsor provides the
necessary sponsor letter on the adequacy of the working
capital in terms of section 2.12 of the JSE Limited Listings
Requirements prior to the commencement of any
purchases of the company's shares on the open market.
In terms of section 11.23 of the JSE Limited Listings
Requirements, the following information is disclosed in the
Annual Report 2007:
Page
Directors and management
16
Major shareholders
323
Share capital of the company
150
Material change
158
Directors’ interest in securities
160
Litigation
158
Responsibility statement
149

Voting instructions
A shareholder entitled to attend and vote at the annual
general meeting may appoint one or more proxies to attend,
speak and, on a poll, vote in his/her stead. A proxy need not be a shareholder of the company. A form of proxy/CDI
voting instruction form, accompanies this notice.
Duly completed proxy forms must be received by the
share registrars by no later than 11:00 (South African time)
on Tuesday, 29 April, 2008. Duly completed CDI voting
instruction forms must be received by the share registrars
in Perth, Australia, by 11:00 (Perth time) on Monday,
28 April 2008.
The attention of shareholders is directed to the additional
notes contained in the form of proxy and the CDI voting
instruction form, relating to the completion and timeous
submission of such forms.
In accordance with the AngloGold Ashanti Ghanaian
Depositary Shares (GhDSs) Agreement dated 26 April
2004, the Depositary will mail an appropriate notice,
together with a voting instruction form, to holders of
GhDSs (Holders). Holders may direct the Depositary via
the voting instruction forms to vote on their behalf in the
manner such Holders may direct.
Shareholders on the South African register who have
dematerialised their shares in the company (other than
those shareholders whose shareholding is recorded in
their own name in the sub-register maintained by their
CSDP) and who wish to attend the annual general meeting
in person, will need to request their CSDP or broker to
provide them with the necessary authority in terms of the
custody agreement entered into between them and the
CSDP or broker.
Such shareholders may also use the electronic online
proxy voting facility for purposes of instructing their CSDP or broker as to how they wish to vote. In order for
shareholders to use their online proxy voting facility,
which is free of charge, it is necessary to register for
the service via the following website. Registration is also
free of charge.
http://www.investorportal.co.za (click on the AngloGold
Ashanti icon)
A demonstration of the electronic online proxy voting
process may be viewed on http://www.investorportal.co.za
By order of the board
Ms YZ Simelane
Vice President – Compliance and Corporate Administration
Johannesburg
27 March 2008
Registered and corporate office
76 Jeppe Street
Newtown 2001
Johannesburg
2001
South Africa
(P O Box 62117, Marshalltown, 2107, South Africa)
Important notes about the annual general meeting
(AGM)
Mobile telephones should be switched off during the AGM.
Date
Tuesday, 6 May 2008.
Venue
The Auditorium, 76 Jeppe Street, Newtown,
Johannesburg, South Africa.
Timing
The AGM will start promptly at 11:00 (South African time).
Refreshments
Refreshments will be served after the meeting.
Travel information
The accompanying map indicates the location of
76 Jeppe Street.

Annual Financial Statements 2007
Notice of annual general meeting (continued)
Admission
Shareholders and others attending the AGM are asked to
register at the registration desk at the venue. Shareholders and proxies may be required to provide proof of identity.
Security
Secured parking is provided at the venue.
Enquiries and questions
Shareholders who intend to ask questions related to the
business of the AGM or on related matters are asked to
furnish their name, address and question(s) at the
registration desk. Personnel will be available to provide any advice and assistance required.
Queries about the AGM
If you have any queries about the AGM, please telephone
any of the contact names listed on the inside back cover
of the accompanying annual report.
AngloGold Ashanti Head Office
N
www.anglogoldashanti.com

ANGLOGOLD ASHANTI LIMITED
(Incorporated in the Republic of South Africa)
(Registration No. 1944/017354/06)
ISIN: ZAE000043485 JSE Share code: ANG
("AngloGold Ashanti" or "the company")
FORM OF PROXY
This form of proxy is only to be completed by those AngloGold Ashanti shareholders who hold ordinary shares in certificated form or recorded in sub-registered dematerialised electronic form in “own name”. Other AngloGold Ashanti shareholders who hold dematerialised ordinary shares are required to refer to paragraph 2 of the “Notes” for further instructions.
I/We
(Name in BLOCK LETTERS)
of
(Address in BLOCK LETTERS)
being a shareholder(s) of the company, holding
ordinary shares in AngloGold Ashanti Limited, do hereby appoint:
1.
or failing him/her,
2.
or, failing him/her,
3.
the chairman of the annual general meeting,
as my/our proxy to attend, speak and, on a poll, vote on my/our behalf at the annual general meeting of shareholders to be held at The
Auditiorium, 76 Jeppe Street, Newtown, Johannesburg, South Africa, on Tuesday, 6 May 2008, at 11:00 (South African time) and at any adjournment thereof, and to vote or abstain from voting as follows on the ordinary and special resolutions to be proposed at such meeting:
Please indicate with an "X" in the appropriate spaces how votes are to be cast
For
Against
Abstain
Ordinary business
1.   Ordinary Resolution No. 1
Adoption of financial statements
2.
Ordinary Resolution No. 2
Re-election of Dr TJ Motlatsi as a director
3.
Ordinary Resolution No. 3
Re-election of Mr WA Nairn as a director
4.
Ordinary Resolution No. 4
Re-election of Mr SM Pityana as a director
5.
Ordinary Resolution No. 5
Election of Mr M Cutifani as a director
6.
Ordinary Resolution No. 6
General authority to directors to allot and issue ordinary shares
7.
Ordinary Resolution No. 7
Authority to directors to issue ordinary shares for cash
Special business
8.
Ordinary Resolution No. 8
Specific authority for directors to allot and issue ordinary shares in terms of the Golden Cycle Transaction
9.
Ordinary Resolution No. 9
General authority to directors to issue convertible bonds
10. Ordinary Resolution No. 10
Amendment to the AngloGold Ashanti Bonus Share Plan 2005
11. Special Resolution No. 1
Amendments to the company’s Articles of Association
12. Special Resolution No. 2
Acquisition of company’s own shares
A shareholder entitled to attend and vote at the abovementioned meeting may appoint a proxy or proxies to attend, speak and, on a poll, vote in his/her stead. A proxy need not be a shareholder of the company.
Every person present and entitled to vote at the annual general meeting as a shareholder or as a representative of a body corporate shall on a show of hands have one vote only, irrespective of the number of shares such person holds or represents, but in the event of a poll, every share shall have one vote.
Signed at
on
2008
Name in BLOCK LETTERS
Signature
(Initials and surname of joint holders, if any)
Please read the notes on the reverse side hereof
This form of proxy is not for use by holders of American Depositary Shares, CHESS Depositary Interests or Ghanaian Depositary Shares

Annual Financial Statements 2007
Notes
1.
A form of proxy is only to be completed by those
ordinary shareholders who are:
1.1
holding ordinary shares in certificated form; or
1.2
recorded in sub-registered dematerialised
electronic form in “own name”.
2.
Shareholders who have dematerialised their shares
(other than those whose shareholding is recorded in
their own name in the sub-register maintained by their
CSDP) who wish to attend the annual general meeting
in person, will need to request their CSDP to provide
them with the necessary authority in terms of the
custody agreement entered into between the
dematerialised shareholder and the CSDP.
3.
A signatory to this form of proxy may insert the name
of a proxy or the name of an alternative proxy of the
signatory's choice in the blank spaces provided with
or without deleting "the chairman of the annual
general meeting", but any such deletion must be
signed in full by the signatory. Any insertion or deletion
not complying with the aforegoing will be deemed not
to have been validly effected. The person present at
the annual general meeting whose name appears first
on the list of names overleaf, shall be the validly
appointed proxy for the shareholder at the annual
general meeting.
4.
A shareholder's instructions to the proxy must be
indicated in the appropriate spaces provided. A
shareholder or the proxy is not obliged to use all the
votes exercisable by the shareholder or by the proxy,
or to cast all those votes in the same way, but the total
of votes cast, and in respect whereof abstention is
directed, may not exceed the total of the votes
exercisable by the shareholder or the proxy. Failure to
comply with the above or to provide voting
instructions or the giving of contradictory instructions
will be deemed to authorise the proxy to vote or
abstain from voting at the annual general meeting as
he/she deems fit in respect of all the shareholder’s
votes exercisable at the annual general meeting.
5.
Any alteration or correction made to this form of proxy
must be signed in full and not initialled by the
signatory.
6.
Documentary evidence establishing the authority of a
person signing this form of proxy in a representative
capacity must be attached to this form of proxy
unless previously recorded by the share registrars in
South Africa, the United Kingdom, Australia or Ghana.
7.
When there are joint holders of shares, any one holder
may sign the form of proxy.
8.
The completion and lodging of this form of proxy will
not preclude the shareholder who grants the proxy
from attending the annual general meeting and
speaking and voting in person thereat to the exclusion
of any proxy appointed in terms hereof should such
shareholder wish to do so.
9.
The chairman of the annual general meeting may
reject or accept any form of proxy which is completed
and/or received otherwise than in accordance with
these notes, provided that he is satisfied as to the
manner in which the shareholder concerned wishes
to vote.
10.  Completed forms of proxy should be returned to one
of the undermentioned addresses by no later than
11:00 (South African time) on Teusday, 29 April 2008:
Computershare Investor Services
(Proprietary) Limited
Ground Floor, 70 Marshall Street, Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Computershare Investor Services PLC
PO Box 82, The Pavilions, Bridgwater Road
Bristol BS99 7NH, England, United Kingdom
Computershare Investor Services Pty Limited
Level 2, 45 St George’s Terrace, Perth, WA 6000
(GPO Box D182, Perth, WA 6840)
Australia
NTHC Limited
Martco House, Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport, Accra
Ghana

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: March 31, 2008
By:
/s/ L Eatwell________
Name:  L EATWELL
Title:    Company Secretary